UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number                                           333-115757

Alpha Appalachia Holdings, Inc.
(Exact name of registrant as specified in its charter)

One Alpha Place, P.O. Box 2345, Abingdon, VA 24212
(276) 619-4410
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

2.25% Convertible Senior Notes due 2024
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

2.25% Convertible Senior Notes due 2024:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Alpha Appalachia Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 16, 2011                                                              By:              /s/ Frank J. Wood
Name:         Frank J. Wood
Title:	Executive Vice President and
Chief Financial Officer